Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

April 18, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attn:	John Coleman
Craig Arakawa

Re:	American Battery Technology Company

Form 10-K for the Fiscal Year Ended June 30, 2023

Filed September 28, 2023

File No. 001-41811

Dear Mr. Coleman and Mr. Arakawa:

Set forth below are the responses of American Battery Technology Company (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2024 regarding the above-referenced Form 10-K (the “2023 Form 10-K”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the 2023 Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2023

Item 2. Properties

Tonopah Flats Lithium Exploration Project, page 18

1.	We note that you have referenced an inferred resource in your Form 10-K, however you have not disclosed the mineral resource or the disclosures required under Item 1304(d) and Item 1304(f) of Regulation S-K for a material mining property.

Additionally, it does not appear that the technical report summary was filed pursuant to Item 1302(b)(2) of Regulation S-K, which requires the technical report summary to be disclosed as an exhibit to the relevant Commission filing when disclosing mineral resources for the first time.

Please advise.

Location	Mailing Address P.O. Box 8749 Denver, CO 80201-8749	Contact
555 17th Street, Suite 3200 Denver, CO 80202-3921		p: 303.295.8000 | f: 303.295.8261 www.hollandhart.com

Holland & Hart LLP Anchorage Aspen Billings Boise Boulder Cheyenne Denver Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

United States Securities and Exchange Commission Page 2

The Company acknowledges that it referred to the fact that it had engaged a qualified person to obtain a report with respect to inferred resources, but it did not actually disclose inferred resource information in the 2023 Form 10-K. Further, the Company does not conduct mining operations that are material to its business or financial condition. While the Company has begun to explore accessing primary sources of lithium, its current business focuses on developing a universal lithium-ion battery recycling system that is capable of recycling batteries with both a wide range of form factors (packs, modules, cylindrical cells, prismatic cells, pouch cells, defect and intermediate waste cells, metal scraps, slurries, and powders) and of a wide range of cathode chemistries (lithiated cobalt oxide, lithiated nickel-cobalt-aluminum oxide, lithiated nickel-cobalt-manganese oxide, lithiated nickel-cobalt-manganese-aluminum oxide, lithiated nickel-oxide, and lithiated manganese-oxide). Because the Company did not disclose specific resource information in the 2023 Form 10-K, and it does not conduct mining operations or exploratory activities that are material to its business, the Company does not believe it was required to provide disclosure responsive to subpart 1300 of Regulation S-K in the 2023 Form 10-K relating to mining properties.

Item 1301(d) of Regulation S-K provides that “upon a determination that its mining operations are material,” a registrant must provide, among other disclosure, individual property disclosure concerning each of its mining properties that is material to its business or financial condition, as specified in Item 1304 of Regulation S-K. The Company currently has no mining operations – as it is currently in an exploratory stage only. As a result, the Company believes that it was not required to provide individual property or other disclosure as specified in Item 1304 of Regulation S-K. As required by Item 102 of Regulation S-K, the Company already provides detailed descriptions of the Tonopah Flats in its 2023 Form 10-K.

The Company filed a technical report summary as an exhibit to a Form 8-K subsequent to the filing of the 2023 Form 10-K and has subsequently amended that report twice. The Company is currently responding to separate Staff comments with respect to that Form 8-K filing and respectfully requests that it be permitted to file the revised technical summary report in conjunction with its responses to that Staff letter. The Company does not believe it would be appropriate to file a technical report summary that was substantially amended following the date of the filing of the 2023 Form 10-K as an exhibit to the 2023 Form 10-K.

2.	Please include the following with your mineral property disclosure pursuant to Item 1304(b) of Regulation S-K:

●	the location of your property, accurate to within one mile, using an easily recognizable coordinate system,
●	expiration dates, required payments, and royalties, or other conditions required to maintain your mineral rights, and
●	the total cost or book value of the property and its associated plant and equipment.

The Company reiterates its position stated in response to Comment #1. Namely, because the Company does not have mining operations and is at the exploratory stage only, and such exploratory activities are not material to the Company’s business or financial condition, the Company does not believe it would be appropriate to provide disclosure responsive to Item 1304(b) of Regulation S-K.

3.	Please revise to include disclosure regarding your exploration program internal controls as required by Item 1305 of Regulation S-K.

The Company reiterates its position stated in response to Comments #1 and #2. Disclosure responsive to Item 1305 of Regulation S-K is only required if a company is providing disclosure under Item 1303, Item 1304, or under both sections. Based on the Company’s positions above regarding the inapplicability of these sections to the Company’s 2023 Form 10-K, the Company believes that no changes are required to its disclosure regarding its disclosure controls and procedures in Part II, Item 9A. Controls and Procedures.

Please contact me ((303) 290-1086) or Bret Meich ((775) 561-0454), the Company’s General Counsel, if you should have any questions regarding these responses.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler
Partner
of Holland & Hart llp

ALB:cr